SCHEDULE 13D

NAME OF ISSUER:  WAXMAN INDUSTRIES, INC.
TITLE OF CLASS OF SECURITIES:  COMMON STOCK
CUSIP NUMBER:    9436710

NAME, ADDRESS AND TELEPHONE NO: MARK WESTER, 24460 AURORA BLVD., BEDFORD HEIGHTS, OH 44146 PH: 216-439-1830

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  11/30/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
    THOMAS S.  MITCHELL

2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x

3.  SEC use only

4.  Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Require Pursuant to Items 2(d) or 2 (e) not sure - no proceedings.

6.   Citizenship or Place of Organization - Thomas S. Mitchell-U.S. Citizen

7.   Sole Voting Power - Thomas S. Mitchell- 1,500

8.   Shared Voting Power -

9.   Sole Dispositive Power - Thomas S. Mitchell - 1,500

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,500

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)  0.00015%
14.  Type of Reporting Person
  Thomas S. Mitchell - IN

CUSIP NO: 94356710
SCHEDULE 13D
ITEM #1-  WAXMAN INDUSTRIES, INC.
ITEM #2-a-   THOMAS S. MITCHELL
           b-  101 Victor Herbert Road
             POB 31
             Lake Placid, NY  12946
        C-   Investment Advisor
        D-   During the last five years, Thomas S. Mitchell has not been convicted in a criminal proceeding .
        E-   During the last five years, Thomas S. Mitchell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        F-   U.S.A.

ITEM #3-  Cash in personal accounts
ITEM #4-   For Investment Purposes only.
ITEM #5a-  1,500 / 9,909,026 = 0.00015%
         b-Thomas S. Mitchell-sole dispositive power and sole voting power
            c- This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.
        d-not applicable
            e-not applicable
ITEM #6- not applicable
ITEM #7-not applicable
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  December 02, 1998

  Signature:  Thomas S. Mitchell